Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-249702
Issuer Free Writing Prospectus dated October 20, 2022

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:*	A1 (Stable) / A- (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$350,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	October 20, 2022

Settlement Date:	October 31, 2022 (T+7)

Maturity Date:	January 15, 2033

Coupon:	5.80%

Price to Public:	99.949%

Benchmark Treasury:	2.750% due August 15, 2032

Benchmark Treasury Yield:	4.228%

Spread to Benchmark Treasury:	+158 basis points

Yield to Maturity:	5.808%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing January 15, 2023

Optional Redemption:
The issuer may redeem the bonds at any time prior to July 15, 2032 (the “Par Call Date”), at its option, in whole or in part, at a “make-whole” redemption price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the issuer may redeem the bonds, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 PA7 / US637432PA73

Joint Book-Running Managers:	PNC Capital Markets LLC

RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Regions Securities LLC
Truist Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The term “Treasury Rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated October 20, 2022.

Concurrently with this offering, we are also offering $500,000,000 aggregate principal amount of Medium-Term Notes, Series D (the “other securities”), pursuant to a separate prospectus supplement and pricing supplement. Although we expect that the sales of the bonds offered hereby and the other securities will take place concurrently, the sales are not conditioned upon each other, and we may consummate the sale of one or more issues and not the other(s), or consummate the sales at different times.

It is expected that delivery of the bonds will be made against payment therefor on or about October 31, 2022 which is the seventh trading day following the date hereof (such settlement cycle being referred to as T+7). Purchasers of bonds should note that the ability to settle secondary market trades of the bonds effected on the date of pricing or the next four succeeding business days may be affected by the T+7 settlement. Accordingly, purchasers who wish to trade the bonds on the date of pricing or the next four succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from PNC Capital Markets LLC by calling toll-free at 1-855-881-0697, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930, or U.S. Bancorp Investments, Inc. by calling toll-free at 1-877-558-2607.